UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended **December 31, 2001**

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 1-2191

BROWN SHOE COMPANY, INC. SAVINGS PLAN
(Full title of the plan)

BROWN SHOE COMPANY, INC.
8300 Maryland Avenue
St. Louis, Missouri 63105
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office)

Financial Statements and Schedule

BROWN SHOE COMPANY, INC. SAVINGS PLAN

December 31, 2001

Report of Independent Auditors

The Plan Administrator
Brown Shoe Company, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of Brown Shoe Company, Inc. Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

June 14, 2002
St. Louis, Missouri

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

BROWN SHOE COMPANY, INC. SAVINGS PLAN

	December 31, 2001			December 31, 2000		
	Non-Participant-Directed	Participant-Directed	Total	Non-Participant-Directed	Participant-Directed	Total
Cash	$ -	$ 7,614	$ 7,614	$ -	$ 10,079	$ 10,079
Investments--at fair value	16,273,346	56,893,031	73,166,377	12,758,507	60,608,182	73,366,689
Outstanding loans	-	1,547,718	1,547,718	-	1,354,005	1,354,005
Accrued investment income	1,238	5,720	6,958	95,757	58,317	154,074
Pending purchases	59,730	-	59,730	-	-	-
Net assets available for benefits	$ 16,334,314	$ 58,454,083	$ 74,788,397	$ 12,854,264	$ 62,030,583	$ 74,884,847

See accompanying notes to financial statements.
.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

BROWN SHOE COMPANY, INC. SAVINGS PLAN

	For the Year Ended December 31, 2001			For the Year Ended December 31, 2000		
	Non-Participant-Directed	Participant-Directed	Total	Non-Participant-Directed	Participant-Directed	Total
Employer contributions	$ 2,673,911	$ -	$ 2,673,911	$ 2,519,361	$ -	$ 2,519,361
Employee contributions	-	7,271,589	7,271,589	-	6,801,305	6,801,305
Investment income	314,065	1,685,628	1,999,693	388,255	3,128,845	3,517,100
Interest income on loans	-	127,245	127,245	-	119,921	119,921
Net realized and unrealized (loss) gain on investments	2,880,432	(5,129,264)	(2,248,832)	(320,050)	(5,127,451)	(5,447,501)
Participant transfers	(787,332)	787,332	-	-	-	-
Withdrawals	(1,601,026)	(8,319,030)	(9,920,056)	(1,031,188)	(6,816,716)	(7,847,904)
Net change	3,480,050	(3,576,500)	(96,450)	1,556,378	(1,894,096)	(337,718)
Net assets available for benefits at beginning of year	12,854,264	62,030,583	74,884,847	11,297,886	63,924,679	75,222,565
Net assets available for benefits at end of year	$ 16,334,314	$ 58,454,083	$ 74,788,397	$ 12,854,264	$ 62,030,583	$ 74,884,847

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

BROWN SHOE COMPANY, INC. SAVINGS PLAN

December 31, 2001

NOTE A--DESCRIPTION OF THE PLAN

The following description of Brown Shoe Company, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Effective June 1, 2001, The Chicago Trust Company was appointed as the trustee of the Plan. The Plan was amended and restated effective December 7, 1997.

General

The Plan is a contributory 401(k) savings plan which covers salaried and selected hourly employees of Brown Shoe Company, Inc. (the "Company") and electing affiliates. Salaried and selected hourly employees are eligible to participate in the Plan beginning in the month following the date of hire after eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may annually contribute up to 20 percent of eligible compensation, as defined in the Plan. Effective January 1, 2002, contribution limits were increased to 30 percent of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 75 percent of the first 2 percent and 50 percent of any amounts between 2 and 6 percent of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Company's common stock. Contributions are subject to applicable limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTES TO FINANCIAL STATEMENTS--CONTINUED

BROWN SHOE COMPANY, INC. SAVINGS PLAN

NOTE A--DESCRIPTION OF THE PLAN--Continued

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts is based on years of service, which was five years through December 31, 2001, but reduced to three years on January 1, 2002. Forfeitures of nonvested Company matching contributions are used to reduce future Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of eight investment fund choices offered by the Plan. The investment options are trusteed mutual funds. The mix of investments may be changed from one fund to another on a daily basis by participants.

Participant Loans

Participants may borrow from their fund accounts, excluding employer matching contributions held in Company stock, a minimum of $1,000 up to a maximum of $50,000 or 50 percent of the participant's account balance, whichever is less. Loan terms range from 1 year to 15 years. Principal and interest is paid ratably through payroll deductions. Interest rates are determined based on current lending rates and are fixed for the term of the loan.

Participant Transfers

Effective August 1, 2001, a Company stock diversification option was added to the Plan. Under the new option, Plan participants attaining age 55 or older may diversify their investment in Company common stock by transferring all or part of such holdings in their account to other investment fund choices offered by the Plan. Such transfers totaled $787,332 in 2001.

Payment of Benefits

Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship that cannot otherwise be relieved. Substantial financial hardship is defined as an event which requires funds that are not less than 1/12 of a participant's annual pay or $1,000. On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over an annuity period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

NOTES TO FINANCIAL STATEMENTS--CONTINUED

BROWN SHOE COMPANY, INC. SAVINGS PLAN

NOTE A--DESCRIPTION OF THE PLAN--Continued

Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

Plan Expenses

All expenses incurred in connection with the operation of the Plan are paid by the Plan sponsor with the exception of certain investment related expenses which are netted against investment earnings.

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.

Investment Valuation

Equity securities, which are traded on security exchanges, and mutual funds are valued at fair value based on quoted market values.

Contributions

Contributions of participants and matching Company contributions are remitted by the Company to the trustee on a biweekly basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Other

The Company believes the Plan conforms with the requirements of ERISA.

NOTES TO FINANCIAL STATEMENTS--CONTINUED

BROWN SHOE COMPANY, INC. SAVINGS PLAN

NOTE B--INVESTMENTS

During 2001 and 2000, the Plan's investments depreciated in fair value by $2,248,832 and $5,447,501, respectively, as follows:

	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2001		
Brown Shoe Stock Fund	$ 2,880,432	$ 16,273,346
Short-Term Income Fund	126,189	8,565,178
Money Market Fund	-	4,398,618
Balanced Fund	(16,270)	4,381,058
Growth and Income Fund	(643,307)	17,771,259
Equity Index Fund	(1,810,832)	10,560,538
Common Stock Fund	(2,785,044)	11,216,380
	$ (2,248,832)	$ 73,166,377
Year Ended December 31, 2000		
Brown Shoe Stock Fund	$ (320,050)	$ 12,758,507
Short-Term Income Fund	125,856	7,398,330
Money Market Fund	-	4,239,875
Balanced Fund	219,780	4,528,904
Growth and Income Fund	464,007	15,331,544
Equity Index Fund	(1,427,466)	12,573,353
Common Stock Fund	(4,509,628)	16,536,176
	$ (5,447,501)	$ 73,366,689

NOTES TO FINANCIAL STATEMENTS--CONTINUED

BROWN SHOE COMPANY, INC. SAVINGS PLAN

NOTE B--INVESTMENTS--Continued

The fair value of individual investments that represent 5 percent or more of the Plan's net assets is as follows:

	December 31, 2001	December 31, 2000
Brown Shoe Company, Inc. Common Stock* (2001--938,456 shares; 2000--915,326 shares)	$ 15,240,525	$ 11,899,238
Chicago Capital Money Market Fund	5,431,439	-
Galaxy Institutional Treasury Money Market Fund	-	5,099,144
Chicago Capital Bond Fund	8,565,178	-
Galaxy Short-Term Bond Fund	-	7,398,330
Montag & Caldwell Balanced Fund	4,381,058	-
George Putnam Fund of Boston	-	4,528,904
Dodge & Cox Stock Fund	17,771,259	-
Putnam Fund for Growth and Income	-	15,331,544
Vanguard Institutional Index Fund	10,560,538	-
Fidelity Spartan U.S. Equity Index Fund	-	12,573,353
Montag & Caldwell Growth Fund	6,866,245	-
Putnam Voyager Fund	-	10,759,687
Euro Pacific Growth Fund	4,139,519	-
Putnam International Growth Fund	-	5,776,489

*Non-participant-directed.

The total non-participant-directed investments consist of the following:

Brown Shoe Company, Inc. Common Stock	$ 15,240,525	$ 11,899,238
Chicago Capital Money Market Fund	1,032,821	-
Galaxy Institutional Treasury Money Market Fund	-	859,269
	$ 16,273,346	$ 12,758,507

NOTES TO FINANCIAL STATEMENTS--CONTINUED

BROWN SHOE COMPANY, INC. SAVINGS PLAN

NOTE C--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2001	December 31, 2000
Net assets available for benefits per the financial statements	$ 74,788,397	$ 74,884,847
Amounts allocated to withdrawing participants	(1,365,467)	(996,914)
Net assets available for benefits per the Form 5500	$ 73,422,930	$ 73,887,933

Following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500:

	Year Ended	
	December 31, 2001	December 31, 2000
Withdrawals by participants per the financial statements	$ 9,920,056	$ 7,847,904
Less: Amounts allocated to withdrawing participants at December 31, 2000 and 1999	(996,914)	(986,272)
Add: Amounts allocated to withdrawing participants at December 31, 2001 and 2000	1,365,467	996,914
Withdrawals by participants per the Form 5500	$ 10,288,609	$ 7,858,546

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawal requests that have been processed and approved for payment prior to December 31, 2001 and 2000, respectively, but not yet paid as of these dates.

NOTE D--FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated April 10, 1997, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. Most recently, the Plan was amended and restated effective December 7, 1997; the plan administrator has applied for a new determination letter covering the restated Plan. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

BROWN SHOE COMPANY, INC. SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 43-0197190 PLAN 006

December 31, 2001

Par Value or No. of Shares	Description	Cost	Current Value
	Brown Shoe Stock Fund		
938,456	Brown Shoe Company, Inc. Common Stock *	$ 18,750,911	$ 15,240,525
1,032,821	Chicago Capital Money Market Fund	1,032,821	1,032,821
		$ 19,783,732	$ 16,273,346
	Short-Term Income Fund		
852,892	Chicago Capital Bond Fund		$ 8,565,178
	Money Market Fund		
4,398,618	Chicago Capital Money Market Fund		$ 4,398,618
	Balanced Fund		
256,931	Montag & Caldwell Balanced Fund		$ 4,381,058
	Growth and Income Fund		
176,510	Dodge & Cox Stock Fund		$ 17,771,259
	Equity Index Fund		
100,435	Vanguard Institutional Index Fund		$ 10,560,538
	Common Stock Fund		
280,222	Montag & Caldwell Growth Fund		$ 6,866,245
153,440	Euro Pacific Growth Fund		4,139,519
11,211	Brazos Small Cap Fund		210,616
			$ 11,216,380
	Loan Account		
-	Participant loans, bearing interest at rates ranging from 6.0 % to 10.5% with maturities through 2015		$ 1,547,718
	Total assets (held at end of year)		$ 74,714,095

* Party-in-interest to Plan

BROWN SHOE COMPANY, INC. SAVINGS PLAN

SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS

EIN 43-0197190 PLAN 006

Year Ended December 31, 2001

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Chicago Trust and Fleet National Bank	Brown Shoe Company, Inc. Stock	$ 2,525,480 -	$ - 1,738,407	$ 2,525,480 2,426,357	$ 2,525,480 1,738,407	$ - (687,950)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown Shoe Company, Inc. Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2001   BROWN SHOE COMPANY, INC. SAVINGS PLAN

                                        /s/ Andrew M. Rosen
                                        Andrew M. Rosen
                                        Chief Financial Officer and Treasurer
                                        On Behalf of the Corporation as the
                                        Principal Financial Officer